UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67193/June 13, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14870

In the Matter of

ANTHRACITE CAPITAL, INC.,	:	ORDER MAKING FINDINGS AND
AUTO DATA NETWORK INC.,	:	REVOKING REGISTRATIONS BY
AVENUE GROUP, INC.,	:	DEFAULT
CKRUSH, INC.,	:	
CLICKABLE ENTERPRISES, INC., and	:	
DCI USA, INC.	:	

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on May 4, 2012, alleging that the six named Respondents failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13. Each Respondent was served with the OIP by May 5, 2012.

All Respondents are in default for not answering the OIP within ten days of service; for not appearing at the telephonic prehearing conference on June 5, 2012; and for not otherwise defending the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(b), .220(f), .221(f). I find the allegations in the OIP true as to each of them. See 17 C.F.R. § 201.155(a).

Findings of Fact and Conclusions of Law

Anthracite Capital, Inc. (Anthracite Capital), Central Index Key (CIK) No. 1050112, is a forfeited Maryland corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Anthracite Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $118,794,000 for the prior nine months. On March 15, 2010, Anthracite Capital filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was still pending as of May 1, 2012. As of May 1, 2012, the common stock of Anthracite Capital was quoted on OTC Link operated by OTC Markets Group Inc. ("OTC Link"), had thirteen market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Auto Data Network Inc. (Auto Data), CIK No. 1029762, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Auto Data is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2004. As of May 1, 2012, the common stock of Auto Data was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Avenue Group, Inc. (Avenue Group), CIK No. 1100006, is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Avenue Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009, which reported a net loss of $339,266 for the prior three months. As of May 1, 2012, the common stock of Avenue Group was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Ckrush, Inc. (Ckrush), CIK No. 1064539, is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ckrush is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of $1,341,028 for the prior three months. On December 2, 2005, Ckrush (then named Cedric Kushner Promotions, Inc.) consented to the entry of a permanent injunction which, among other relief, enjoined it from violating Exchange Act Sections 10(b), 13(a), 13(b)(2)(A), and 13(b)(2)(B) and Rules 10b-5, 12b-20, and 13a-1 thereunder. S.E.C. v. Cedric Kushner Promotions, Inc., 04-CV-2324 (S.D.N.Y. Dec. 2, 2005), Litigation Release No. 19485 (Dec. 5, 2005). As of May 1, 2012, the common stock of Ckrush was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Clickable Enterprises, Inc. (Clickable Enterprises), CIK No. 1045151, is a void Delaware corporation located in Larchmont, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Clickable Enterprises is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2008, which reported a net loss of $4,303,759 for the prior year. As of May 1, 2012, the common stock of Clickable Enterprises was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

DCI USA, Inc. (DCI USA), CIK No. 1120210, is a delinquent Delaware corporation located in Brooklyn, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DCI USA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008. As of May 1, 2012, the common stock of DCI USA was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Anthracite Capital, Auto Data, Avenue Group, Ckrush, Clickable Enterprises, and DCI USA, have each failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and

13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of each issuer's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Anthracite Capital, Inc., Auto Data Network Inc., Avenue Group, Inc., Ckrush, Inc., Clickable Enterprises, Inc., and DCI USA, Inc., is hereby revoked.

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Brenda P. Murray
Chief Administrative Law Judge